

10032619

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2010 JUL 13
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 ENDING December 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 Franklin Avenue
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Maher — 516-622-3113
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Morgan Wilshire Securities, Inc., as of

December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres.

Title



Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 2014

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Morgan Wilshire Securities, Inc.
Garden City, New York

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

June 29, 2010

MORGAN WILSHIRE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 778,079
Due from clearing broker	90,306
Securities owned	5,700
Other assets	7,691
	$ 881,776

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$ 66,500
Commissions payable	195,298
Pension payable	146,800
	408,598

Stockholders' equity

Common stock, $0.10 par value; 1,000 shares authorized	
293 shares issued and outstanding	29
Paid-in capital	1,172,780
Accumulated Deficit	(699,631)
	473,178
	$ 881,776

See notes to financial statements

MORGAN WILSHIRE SECURITIES INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission income	$ 4,029,493
EXPENSES	
Payroll and related costs	2,712,303
Administrative	568,159
Insurance	147,997
Pension	146,800
Other expenses	95,708
	3,670,967
NET INCOME	$ 358,526

MORGAN WILSHIRE SECURITIES INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2009

Cash flows from operating activities	
Net income	$ 358,526
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Due from clearing broker	(40,330)
Securities owned	(5,700)
Other assets	51,113
Increase (decrease) in liabilities:	
Pension payable	19,400
Commission payable	33,566
Accrued expenses	33,116
Total adjustments	91,165
Net cash provided by operating activities	449,691
Cash flows from financing activities	
Distributions	(456,752)
Net cash used in financing activities	(456,752)
NET CHANGE IN CASH	(7,061)
CASH AND CASH EQUIVALENTS - BEGINNING	785,140
CASH AND CASH EQUIVALENTS - END	$ 778,079

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

MORGAN WILSHIRE SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS (DEFICIT)*	*TOTAL*
Balance - beginning	$ 29	$ 1,172,780	$ (601,405)	$ 571,404
Distributions			(456,752)	(456,752)
Net Income	-	-	358,526	358,526
Balance - end	$ 29	$ 1,172,780	$ (699,631)	$ 473,178

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Morgan Wilshire Securities, Inc. (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Cash and cash equivalents

Cash equivalent consist of cash and broker balances. Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and receivable from clearing broker. The Company maintains bank and broker accounts with major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions and Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Securities owned are recorded at current market values.

Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, National Financial Services LLC ("NFS"). The Company's clearing and execution agreement provides that NFS's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, NFS records customer transactions on a settlement date basis, which is generally three business days after the trade date. NFS is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case NFS may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by NFS is charged back to the Company.

The Company, in conjunction with NFS, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. NFS establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

The Company elected to be taxed as an "S" Corporation for federal and New York state income tax purposes. An "S" Corporation generally pays no federal income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to state franchise taxes.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.).

Fair Value Measurements

The following table presents the Company's fair value hierarchy for those assets measures at fair value on a recurring basis as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Investments in securities, at fair value	$ 5,700	$ -	$ -	$ 5,700

3. COMMITMENT AND RELATED PARTY TRANSACTIONS

The Company is obligated under an administrative services agreement with Equity Management Systems, Inc (EMSI), a corporation owned by the Company's officers. The agreement expires in 2010 and calls for EMSI to provide administrative services to the Company for a fee equal to EMSI's actual costs plus 10% not to exceed 20% of the expenses of the Company. Administrative fees were approximately $568,159 for 2009 and the accounts payable and accrued expenses were approximately $28,759 at December 31, 2009.

4. RETIREMENT PLAN

The Company has adopted a qualified SEP retirement plan. All employees who are 21 and older and have earned at least $500 are eligible to participate in the plan. The Company contributed $146,800 to the plan for the year ended December 31, 2009.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with NFS and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $464,062, which was $364,062 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 88% as of December 31, 2009.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2009, through the date of issuance of these financial statements on June 29, 2010. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

8. CONTINGENCIES

The Company, in the ordinary course of business, has been named in various arbitrations before FINRA. The claimants are seeking compensatory damages based upon a variety of allegations. The Company's management believes the Company has meritorious defenses against these claimants. The ultimate outcome of these matters cannot be predicted and an unfavorable outcome could have a material adverse effect on the Company's financial position, results of operations, and cash flows.

9. PRIOR PERIOD ADJUSTMENT

The Company corrected an error in 2009 relating to a contribution to its retirement plan. As a result, the beginning retained earnings deficit increased from ($474,005) to ($601,405).

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2009

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Stockholders' equity	$ 473,178
Deductions and/or charges:	
Non-allowable assets	(7,691)
Net capital before haircuts on securities positions	465,487
Haircuts and undue concentration	1,425
NET CAPITAL	$ 464,062
MINIMUM NET CAPTIAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 364,062
AGGREGATE INDEBTEDNESS	$ 408,598
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	88%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2009.

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Morgan Wilshire Securities, Inc.
Garden City, New York

In planning and performing our audit of the financial statements of Morgan Wilshire Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on June 29, 2010.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated June 29, 2010.

- The Company has a written expense sharing agreement with a related entity, but does not reconcile intercompany accounts monthly.
- The Company did not assess the impact of its retirement plan on the financial statements and consequently did not accrue the 2008 contribution, which resulted in a prior period adjustment and restatement of retained earnings.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2009, to meet the SEC's objectives



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

June 29, 2010

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders
Morgan Wilshire Securities, Inc.
Garden City, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Morgan Wilshire Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Morgan Wilshire Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Morgan Wilshire Securities, Inc.'s management is responsible for Morgan Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

June 29, 2010

SIPC-7T (29-REV 12/09)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050831 FINRA DEC
MORGAN WILSHIRE SECURITIES INC 10*10
960 FRANKLIN AVE STE 201
GARDEN CITY NY 11530-2946

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7840 94
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2599 -)
   2/24/10
   Date Paid
   C. Less prior overpayment applied ( )
   ~~D. Assessment balance due or (overpayment)~~ 5241 91
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5241 91
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Morgan Wilshire Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 2 day of 24, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

MORGAN WILSHIRE SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT

DECEMBER 31, 2009